Exhibit 12.1

BJ Services Company

Ratio of Earnings to Fixed Charges

(In Thousands)

	Year Ended September 30,
	2003	2004	2005	2006	2007
COMPUTATION OF EARNINGS:
Add:
Income from continuing operations before income taxes and fixed charges	275,672	520,737	653,347	1,172,083	1,112,848
Fixed charges	43,478	47,922	41,107	28,539	33,955
Amortization of capitalized interest	1,765	1,524	1,582	1,741	1,877
Deduct:
Interest capitalized	629	787	1,215	2,035	8,002
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	5,080	2,286	3,725	3,970	11,315

Earnings, as defined	315,206	567,110	691,096	1,196,358	1,129,363

COMPUTATION OF FIXED CHARGES:
Interest expensed and capitalized	16,577	17,176	12,166	2,035	8,002
Amortized premiums, discounts and capitalized interest related to indebtedness	6,456	6,389	3,671	1,763	1,959
Estimate of interest within rental expense	20,445	24,357	25,270	24,741	23,994

Fixed charges, as defined	43,478	47,922	41,107	28,539	33,955

Fixed charge ratio	7.25	11.83	16.81	41.92	33.26